東京青山・青木法律事務所

Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

File No. 82-34816
December 6, 2004

Asia Pacific
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North & South America
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Washington, DC

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Personnel Change of Subsidiary (SEGA CORPORATION) (dated December 1, 2004) (English translation)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

Baker & McKenzie Attorney at Foreign Law Office and Tokyo Aoyama Aoki Law Office are members of Baker & McKenzie International, a Swiss Verein.

(Translation)

File No. 82-34816

December 1, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel Change of Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORATION, a subsidiary of SEGA SAMMY HOLDINGS INC., made a personnel change in accordance with the resolution adopted at the meeting of SEGA's board of directors held on December 1, 2004, as described below:

Description

1. Personnel change:

As of December 1, 2004

New Title	**Name**	**Former Title**
Executive Officer, SEGA CORPORATION (newly appointed) and CEO, SEGA EUROPE LTD. (promoted)	Naoya Tsurumi	COO, SEGA EUROPE LTD.

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